AB 3/11/06
314
RECEIVED FEB 27 2006 SEC MAIL PROCESSING SECTION WASH, D.C. 192

SECURIT 06004803 IISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31296

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Ameritas Investment Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

The Ameritas Building 5900 O Street, 1st Floor
(No. and Street)

Lincoln	Nebraska	68510-2234
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent Ganshorn 402-467-7718
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

1248 O Street, Suite 716	Lincoln	Nebraska	68508
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Steven M. Oss swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Ameritas Investment Corp, as of December 31, 2005 are true and correct, I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Name

Assistant Vice President, Controller
Title

[signature]
Notary Public

GENERAL NOTARY-State of Nebraska
SUSAN K. TOWNS
My Comm. Exp. June 24, 2008

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) Supplemental Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERITAS INVESTMENT CORP.

FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULES,
AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL
AS OF AND FOR THE YEARS
ENDED DECEMBER 31, 2005 AND 2004
AND INDEPENDENT AUDITORS' REPORT

Deloitte.

Deloitte & Touche LLP
Wells Fargo Center
1248 O Street, Suite 716
Lincoln, NE 68508-1424
USA

Tel: +1 402 474 1776
Fax: +1 402 474 0365
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Ameritas Investment Corp.
Lincoln, Nebraska

We have audited the following financial statements of Ameritas Investment Corp. (the Company) for the years ended December 31, 2005 and 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Ameritas Investment Corp. at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Member of
Deloitte Touche Tohmatsu

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of Ameritas Investment Corp. as of December 31, 2005, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Lincoln, Nebraska
February 23, 2006

AMERITAS INVESTMENT CORP.
STATEMENTS OF FINANCIAL CONDITION

	December 31 2005	December 31 2004
ASSETS		
Cash and cash equivalents	$ 10,653,774	$ 8,647,415
Cash segregated under federal and other regulations	18,711	225,134
Clearing account deposit with broker dealer	155,000	255,000
Receivables:		
Affiliates	-	2,318
Commissions	378,418	142,892
Advisory fees-affiliates	300,598	303,058
Securities sold	1,891,696	1,525,960
Other	69,414	131,112
Securities owned:		
Marketable, at market value	63,210	221,948
Municipal warrants, at estimated fair value	744,171	1,471,251
Current income taxes	-	376,087
Other assets	350,846	265,989
Deferred income taxes	246,289	158,304
Software, net of amortization of $696,357 and $632,449	68,586	77,908
Total Assets	$ 14,940,713	$ 13,804,376
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Accounts payable:		
Affiliates	$ 1,343,274	$ 2,203,706
Commissions	1,192,822	819,232
Subadvisory fees	181,661	188,168
Other	608,377	265,634
Accrued salary related expenses	1,078,711	1,266,416
Current income taxes	66,004	-
Total Liabilities	4,470,849	4,743,156
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Common stock, par value $.10 per share; authorized 500,000 shares, issued and outstanding 209,900 shares	20,990	20,990
Additional paid-in capital	4,279,010	4,279,010
Retained earnings	6,169,864	4,761,220
Total Stockholders' Equity	10,469,864	9,061,220
Total Liabilities and Stockholders' Equity	$ 14,940,713	$ 13,804,376

The accompanying notes are an integral part of these financial statements.

AMERITAS INVESTMENT CORP.
STATEMENTS OF OPERATIONS

	Years Ended December 31	
	2005	2004
INCOME:		
Commissions-affiliates	$ 25,912,646	$ 25,854,532
Commissions	34,852,164	32,238,946
Underwriting income	5,980,042	5,207,697
Advisory fees	8,032,104	3,671,972
Service fees-affiliates	3,201,107	3,189,313
Investment income	547,738	399,059
Other income	1,193,272	1,264,594
	79,719,073	71,826,113
EXPENSES:		
Commissions-affiliates	25,203,419	25,191,256
Commissions	31,697,467	26,688,965
Clearing fees	1,745,361	1,630,664
Salary and salary related	7,359,935	7,005,342
Subadvisory fees-affiliates	123,430	153,828
Subadvisory fees	1,874,587	1,897,554
Communications	397,699	552,608
Occupancy and equipment rental	1,071,705	942,463
Service fees-affiliates	2,624,750	2,375,520
Distribution allowance-affiliates	1,450,468	1,414,280
Training and registration	717,387	715,652
Travel and promotion	689,608	771,543
Other expenses	2,547,451	1,865,047
	77,503,267	71,204,722
Income before income taxes	2,215,806	621,391
Income taxes - current	895,147	50,715
Income taxes - deferred	(87,985)	137,965
	807,162	188,680
Net income	$ 1,408,644	$ 432,711

The accompanying notes are an integral part of these financial statements.

AMERITAS INVESTMENT CORP.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount			
BALANCE, January 1, 2004	209,900	$ 20,990	$ 4,279,010	$ 4,328,509	$ 8,628,509
Net income	-	-	-	432,711	432,711
BALANCE, December 31, 2004	209,900	20,990	4,279,010	4,761,220	9,061,220
Net income	-	-	-	1,408,644	1,408,644
BALANCE, December 31, 2005	209,900	$ 20,990	$ 4,279,010	$ 6,169,864	$ 10,469,864

The accompanying notes are an integral part of these financial statements.

AMERITAS INVESTMENT CORP.
STATEMENTS OF CASH FLOWS

	Years Ended December 31	
	2005	2004
OPERATING ACTIVITIES:		
Net income	$ 1,408,644	$ 432,711
Adjustments to reconcile net income to net cash flows from operating activities:		
Amortization	63,908	71,448
Deferred income taxes	(87,985)	137,965
Change in assets and liabilities:		
Cash segregated under federal and other regulations	206,423	318,783
Clearing account deposit with broker dealer	100,000	-
Receivables	(534,786)	194,678
Securities owned	885,818	(81,764)
Current income taxes	442,091	(484,577)
Other assets	(84,857)	19
Accounts payable	(150,606)	(1,408,488)
Accrued salary related expenses	(187,705)	(511,353)
Securities sold, not yet purchased	-	(16,913)
Net cash flows from operating activities	2,060,945	(1,347,491)
INVESTING ACTIVITIES:		
Purchase of software	(54,586)	(10,488)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,006,359	(1,357,979)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	8,647,415	10,005,394
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 10,653,774	$ 8,647,415
Supplemental cash flow information:		
Cash paid for income taxes	$ 453,056	$ 535,292

The accompanying notes are an integral part of these financial statements.

AMERITAS INVESTMENT CORP.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

Ameritas Investment Corp. (the Company) is a majority owned subsidiary of AMAL Corporation (AMAL) and minority owned by AmerUs Life Insurance Company (AmerUs). AMAL is a holding company that is majority owned by Ameritas Life Insurance Corp. (ALIC) and minority owned by Acacia Life Insurance Company (Acacia Life) and Acacia Financial Corporation (AFCO) a wholly owned subsidiary of Acacia Life. ALIC and Acacia Life are wholly owned subsidiaries of Ameritas Holding Company (AHC) which is a wholly owned subsidiary of Ameritas Acacia Mutual Holding Company. Prior to September 26, 2005, the Company was a wholly owned subsidiary of AMAL and AMAL was majority owned by ALIC and minority owned by AmerUs, Acacia Life and AFCO.

The Company is a broker dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company is also registered as an investment advisor under the Investment Advisors Act of 1940.

The Company operates as a registered broker dealer on a fully disclosed basis under agreements with Pershing, LLC and Dain Rauscher, Inc. The Company also provides investment advisory services to individuals and businesses. The Company may also act as a solicitor for other registered investment advisors who provide portfolio management services. The Company engages in underwriting municipal bonds and warrants and generates commission income and advisory income from distributing products for affiliates.

The financial statements do not include a statement of changes in liabilities subordinated to claims of general creditors as no such liabilities existed as of December 31, 2005 or 2004 or during the years then ended.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS

Certain items on the prior year financial statements have been reclassified to conform to current year presentation. Such reclassifications were not material, either individually or in the aggregate.

CASH EQUIVALENTS

The Company considers all highly liquid debt securities with a remaining maturity of less than three months when purchased to be cash equivalents.

SECURITIES OWNED

Marketable securities are carried at market value determined using an independent pricing source and municipal warrants are valued at estimated fair value. Changes in value are included as investment income in the statements of operations.

SOFTWARE

Software is carried at cost less accumulated amortization. The Company provides for amortization using a straight-line basis over 3 years.

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (continued)

SECURITIES TRANSACTIONS

All transactions with and for customers are made on a fully disclosed basis with a clearing broker dealer or registered investment company which carries the accounts of such customers. Purchases and sales of securities and related commission revenue and expenses are recorded on a trade date basis.

UNDERWRITING INCOME

Underwriting income arises from security offerings in which the Company acts as an underwriter or agent. Underwriting fees are recognized as income at the time the underwriting is completed and the income is reasonably determinable.

ADVISORY FEES

Investment advisory fees for portfolio monitoring and asset allocation services and distribution fees on outside mutual funds and affiliated mutual funds of the Company are recognized as earned, with earned but unpaid amounts reflected as accounts receivable and amounts received but not earned reflected as accounts payable in the statements of financial condition.

SERVICE FEES

Service fees are recognized as earned.

INCOME TAXES

For the period September 27, 2005 through December 31, 2005, the Company will file its own income tax return. For tax year 2004 and the period January 1, 2005 through September 26, 2005 the Company files a consolidated tax return with AMAL. Consolidated tax results are distributed for these periods as if filed on a separate return basis. Deferred income taxes are recognized for the differences in the tax basis of assets and liabilities and their financial reporting amounts based on the current enacted tax rates.

2. CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash has been segregated in a special reserve bank account for the benefit of customers under the exemptive provisions of Rule 15c3-3 of the Securities and Exchange Commission.

3. SECURITIES OWNED

Securities owned consist of the following:

	Marketable, at market value December 31		*Municipal warrants, At estimated fair value December 31*	
	2005	2004	2005	2004
Municipal bonds	$ 9,949	$ 217,155	$ -	$ -
Equity securities	53,261	4,793	-	-
Municipal warrants	-	-	744,171	1,471,251
Total securities owned	$ 63,210	$ 221,948	$ 744,171	$ 1,471,251

4. RELATED PARTY TRANSACTIONS

The Company acts as a distributor of variable life insurance and variable annuity policies for Ameritas Variable Life Insurance Company (AVLIC), an affiliate, First Ameritas Life Insurance Corp. of New York (FALIC), an affiliate and variable life insurance and variable and group annuity policies for ALIC. This commission activity is reflected on the statements of operations as commissions-affiliates.

The Company is the underwriter for variable life insurance and variable annuity policies issued by AVLIC, FALIC and ALIC for which the Company collects a fee. In addition, the Company provides advisory services to the AVLIC Variable Insurance Trust. For this service the Company receives an advisory service fee and in turn the Company pays a subadvisory fee to portfolio managers including a subadvisory fee paid to Calvert Asset Management Company, Inc., an affiliate. The Company also pays an advisory service fee to Ameritas Investment Advisors, an affiliate. Fees collected are reflected as service fees-affiliates and fees paid as subadvisory fees and subadvisory fees-affiliate in the statements of operations.

The Company and its affiliates provide various administrative services to each other through administrative service agreements. These services include, but are not limited to, product distribution, marketing, legal and accounting, customer servicing, transaction processing, and other administrative services. Fees earned by the Company for services provided to its affiliates are included in income in the statements of operations as service fees-affiliates and as a reduction of expenses in the amounts of approximately $10,000 and $282,000 in 2005 and 2004, respectively. Fees incurred by the Company for services provided by its affiliates are included in expenses in the statements of operations as both distribution allowance-affiliates and service fees-affiliates.

Acacia Life leases office space on behalf of the Company and certain affiliates. The Company was allocated approximately $230,000 and $245,000 for the years ended December 31, 2005 and 2004 respectively, for its share of the lease costs.

During 2004, the Company entered into an agreement with Acacia Life that assigned all of the rights, duties, obligations and liabilities of a software application agreement to the Company. The Company reimbursed Acacia Life $171,741 for the costs incurred by Acacia Life under the terms of the software application agreement.

On September 30, 2004, all of the investment advisory activities of The Advisors Group, Inc.'s (TAG), an affiliate, were assumed by the Company. In connection with this transfer, certain assets and liabilities approximating $43,000 and $47,000, respectively, were transferred to the Company. Income and expenses related to the investment advisory activities are included in the operations of the Company commencing on October 1, 2004.

Transactions with related parties are not necessarily indicative of revenues and expenses which would have occurred had the parties not been related.

5. NET CAPITAL

The Company, as a registered broker dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (net capital ratio), not exceed 15 to 1 (minimum capital of at least 6 2/3% of aggregate indebtedness). At December 31, 2005, the Company had net capital of $8,344,944 which was $8,046,888 in excess of required capital of $298,056. At December 31, 2004, the Company had net capital of $6,600,193 which was $6,283,983 in excess of required capital of $316,210. At December 31, 2005 the Company's net capital ratio was .536 to 1 and at December 31, 2004 the Company's net capital ratio was .719 to 1.

6. BENEFIT PLANS

The Company participates in a non-contributory defined benefit plan (the Plan or Pension Plan) sponsored by AHC. Pension costs include current service costs, which are accrued and funded on a current basis, and post service costs, which are amortized over the average remaining service life of all employees on the adoption date. The assets and liabilities of this plan are held by AHC. Total Company contributions for the years ended December 31, 2005 and 2004 were $13,928 and $15,098, respectively.

The Company's employees and agents participate in a defined contribution plan that covers substantially all full-time employees and agents of AHC and its subsidiaries. Company matching contributions under the defined contribution plan range from 0.5% to 3.0% in 2005 and 2004. In addition, for eligible employees who are not Pension plan participants, the Company makes a contribution of 6.0% of the participants' compensation. Contributions by the Company to the defined contribution plan were $544,605 and $533,707 in 2005 and 2004, respectively.

The Company is also included in the post-retirement benefit plan providing group medical coverage to retired employees of AMAL Corporation and its subsidiaries. For employees eligible to retire on or before January 1, 2000, these benefits are a specified percentage of premium until age 65 and a flat dollar amount thereafter. For employees eligible for retirement after January 1, 2000, benefits will be provided up to the date when the employee becomes eligible for Medicare. Employees become eligible for these benefits upon the attainment of age 55, 15 years of service and participation in the plan for the immediately preceding 5 years. Benefit costs include the expected cost of post retirement benefits for newly eligible employees, interest cost, and gains and losses arising from differences between actuarial assumptions and actual experience. The assets and liabilities of this plan are not segregated. Total Company contributions were $7,400 and $57,072 for the years ended December 31, 2005 and 2004, respectively.

Expenses for the defined benefit plan and post retirement group medical plan are allocated to the Company based on the number of employees in AMAL Corporation and its subsidiaries.

7. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 2005 and 2004, the Company's deferred tax asset relates primarily to certain benefit programs and accrued expenses of the Company. Gross deferred tax assets were $257,105 and $168,136 as of December 31, 2005 and 2004, respectively. Gross deferred tax liabilities were $10,816 and $9,832 as of December 31, 2005 and 2004, respectively.

7. INCOME TAXES, (continued)

The difference between the U.S. federal income tax rate and the consolidated tax provision rate is summarized as follows:

	Years Ended December 31			
	2005		*2004*	
Federal statutory tax rate	35.00	%	35.00	%
State income taxes	4.42		0.38	
Tax exempt interest	(5.12)		(14.81)	
Other	2.13		9.79	
Effective tax rate	36.43	%	30.36	%

8. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments existing at December 31, 2005 were subsequently settled and had no material effect on the financial statements as of that date.

The Company is involved in various legal and regulatory matters from time to time. Management is of the opinion that none of these actions will result in losses material to the financial position, results of operations, net cash flows, or net capital of the Company.

During 2005, the Company discovered a compliance issue with certain rules regarding the payment of vested commissions on variable products of its affiliates. The Company has modified its procedures to be in compliance with current rules and has initiated discussion of the matter with the NASD. The NASD has not yet responded to the Company. The Company is unable to predict the NASD's response to this matter.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

As a broker dealer, the Company is engaged in various trading and brokerage activities serving a diverse group of corporate, institutional and individual investors. A significant portion of the Company's transactions are on a principal basis, which are subject to the risk of counterparty nonperformance. The Company's exposure to credit risk associated with the contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the counterparties' ability to satisfy their obligations to the Company. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statements of financial condition for these transactions.

The Company believes it has effective procedures for evaluating and limiting the credit and market risks to which it is subject.

The Company has provided guarantees to its clearing brokers. Under the agreements, the Company has agreed to indemnify the clearing brokers for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable. However, management believes the potential for the Company to be required to make payments under these agreements is remote. Accordingly, no amounts are recorded on the statements of financial condition for these contingent liabilities.

AMERITAS INVESTMENT CORP.
SUPPLEMENTAL SCHEDULE
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

	Unaudited Amount Per December 31, 2005 FOCUS Report	Adjustments	Amount Pursuant to December 31, 2005 Annual Audited Report
Total ownership equity	$ 10,469,864	$ -	$ 10,469,864
Deductions and/or charges			
Nonallowable assets			
Receivables from brokers or dealers	25,300	-	25,300
Receivables from non-customers	323,189	-	323,189
Securities not readily marketable	481,156	-	481,156
Receivables from affiliates	16,000	(16,000)	-
Software	68,586	-	68,586
Other assets	637,774	6,185	643,959
Other deductions and/or charges	400,000	-	400,000
	1,952,005		1,942,190
Net capital before haircuts on securities positions	8,517,859	9,815	8,527,674
Haircuts on securities positions	182,730	-	182,730
Net capital	8,335,129	9,815	8,344,944
Minimum net capital (greater of $250,000 or 6-2/3% of aggregate indebtedness)	298,710	(654)	298,056
Capital in excess of minimum requirements	8,036,419	10,469	8,046,888
Aggregate indebtedness	4,480,664	(9,815)	4,470,849
Ratio of aggregate indebtedness to net capital	0.538 to 1	-	0.536 to 1

Note: The adjustments above pertain to audit reclassifications of certain other assets, receivables with affiliated companies and accounts payable.

AMERITAS INVESTMENT CORP.
SUPPLEMENTAL SCHEDULE
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2005

The Company operates on a "fully-disclosed basis" under agreements with unaffiliated clearing brokers. Accordingly, the Company is exempt from provisions of Securities and Exchange Commission Rule 15c3-3 under paragraphs (k)(2)(i) and (k)(2)(ii) of the Rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

Ameritas Investment Corp.
Lincoln, Nebraska

In planning and performing our audit of the financial statements of Ameritas Investment Corp. (the Company) for the year ended December 31, 2005 (on which we have issued our report dated February 23, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the National Association of Securities Dealers, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

Lincoln, Nebraska
February 23, 2006